UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

FS CREDIT INCOME FUND

(Name of Issuer)

Class I Common Shares of Beneficial Interest, $0.001 par value

(Title of Class of Securities)

30300R 203

(CUSIP Number)

June 7, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS Rosenblum Family L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 244,909.325
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 244,909.325
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,909.325
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10) 3.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS Jeffrey Steven Rosenblum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 110,572.614
	6	SHARED VOTING POWER 244,909.325
	7	SOLE DISPOSITIVE POWER 110,572.614
	8	SHARED DISPOSITIVE POWER 244,909.325
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,481.939
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.03%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 30300R 203

Item 1.
	(a)	Name of Issuer FS Credit Income Fund
	(b)	Address of Issuer's Principal Executive Offices 201 Rouse Boulevard, Philadelphia, PA 19112
Item 2.
	(a)	Name of Persons Filing Rosenblum Family L.P. Jeffrey Steven Rosenblum
	(b)	Address of Principal Business Office or, if None, Residence 800 Montparnasse Place Newtown Square, PA 19073
	(c)	Citizenship Rosenblum Family L.P.: Pennsylvania Jeffrey S. Rosenblum: United States citizen
	(d)	Title of Class of Securities Class I Common Shares of Beneficial Interest
	(e)	CUSIP Number 30300R 203
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[ ]	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:
See Item 9 of each cover page.
	(b)	Percent of Class:
See Item 11 of each cover page.

CUSIP No. 30300R 203

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote	See Item 5 of each cover page.
		(ii)	shared power to vote or to direct the vote	See Item 6 of each cover page.
		(iii)	sole power to dispose or to direct the disposition of	See Item 7 of each cover page.
		(iv)	shared power to dispose or to direct the disposition of	See Item 8 of each cover page.
Item 5.	Ownership of Five Percent or Less of Class.
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable
Item 8.	Identification and Classification of Members of the Group.
See Exhibit 99.2
Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP No. 30300R 203

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2018

ROSENBLUM FAMILY L.P.

By:	/s/ Jeffrey S. Rosenblum
	Name:	Jeffrey S. Rosenblum
	Title:	Managing Member of the General Partner

/s/ Jeffrey S. Rosenblum
Jeffrey S. Rosenblum